================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                CDKNET.COM, INC.
                                ----------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   14983D 10 3
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                   Clive Dakin
                            Euroba Management Limited
                           73 Front Street, 4th Floor
                             Hamilton HM 12 Bermuda
                                 (441) 295-1885
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 20, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box:   [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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
----------------------                                             -------------
CUSIP No.  14983D 10 3            SCHEDULE 13D                     Page 2 of 11
----------------------                                             -------------
================================================================================
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Euroba Management Limited
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                              (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*   WC

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Bermuda
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
                           42,960,900(1)
                    ------------------------------------------------------------
 NUMBER OF            8    SHARED VOTING POWER
  SHARES                   ---
 OWNED BY           ------------------------------------------------------------
   EACH               9    SOLE DISPOSITIVE POWER
 REPORTING                 745,000(2)
PERSON WITH         ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           ---
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
       42,960,000(3)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*   [_]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       18%(4)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       CO
================================================================================

(1) Includes voting rights related to ownership of 419,459 shares of the Issuer's Series A Preferred Stock.
(2) Does not include shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock, because such conversion cannot take place until the issuer amends its certificate of incorporation to authorize additional shares of Common Stock.
(3)  See Notes (1) and (2) above.
(4) Based upon 36,196,267 shares of Common Stock and 1,526,959 shares of Preferred Stock outstanding.

----------------------                                             -------------
CUSIP No.  14983D 10 3            SCHEDULE 13D                     Page 3 of 11
----------------------                                             -------------
================================================================================
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Spiga Limited
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                              (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*   WC

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
                           25,190,900(1)
                    ------------------------------------------------------------
 NUMBER OF            8    SHARED VOTING POWER
  SHARES                   ---
 OWNED BY           ------------------------------------------------------------
   EACH               9    SOLE DISPOSITIVE POWER
 REPORTING                 745,000(2)
PERSON WITH         ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           ---
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
       25,190,900(3)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*   [_]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12%(4)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       CO
================================================================================

(1) Includes voting rights related to ownership of 244,459 shares of the Issuer's Series A Preferred Stock.
(2) Does not include shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock, because such conversion cannot take place until the issuer amends its certificate of incorporation to authorize additional shares of Common Stock.
(3)  See Notes (1) and (2) above.
(4) Based upon 36,196,267 shares of Common Stock and 1,526,959 shares of Preferred Stock outstanding.

----------------------                                             -------------
CUSIP No.  14983D 10 3            SCHEDULE 13D                     Page 4 of 11
----------------------                                             -------------
================================================================================
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Scarborough Ltd.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                              (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*   WC

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Marshall Islands
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
                           17,500,000(1)
                    ------------------------------------------------------------
 NUMBER OF            8    SHARED VOTING POWER
  SHARES                   ---
 OWNED BY           ------------------------------------------------------------
   EACH               9    SOLE DISPOSITIVE POWER
 REPORTING                 ---(2)
PERSON WITH         ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           ---
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
       17,500,000(3)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*   [_]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9%(4)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       CO
================================================================================

(1) Includes voting rights related to ownership of 175,000 shares of the Issuer's Series A Preferred Stock.
(2) Does not include shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock, because such conversion cannot take place until the issuer amends its certificate of incorporation to authorize additional shares of Common Stock.
(3)  See Notes (1) and (2) above.
(4) Based upon 36,196,267 shares of Common Stock and 1,526,959 shares of Preferred Stock outstanding.

----------------------                                             -------------
CUSIP No.  14983D 10 3            SCHEDULE 13D                     Page 5 of 11
----------------------                                             -------------
================================================================================
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Clive Dakin, in his capacity as officer and director of
       Euroba Management Limited
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                              (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*   AF

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United Kingdom
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
                           42,960,900(1)
                    ------------------------------------------------------------
 NUMBER OF            8    SHARED VOTING POWER
  SHARES                   ---
 OWNED BY           ------------------------------------------------------------
   EACH               9    SOLE DISPOSITIVE POWER
 REPORTING                 745,000(2)
PERSON WITH         ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           ---
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
       42,960,000(3)
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*   [_]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       18%(4)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       IN
================================================================================

(1) Includes voting rights related to ownership of 419,459 shares of the Issuer's Series A Preferred Stock.
(2) Does not include shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock, because such conversion cannot take place until the issuer amends its certificate of incorporation to authorize additional shares of Common Stock.
(3)  See Notes (1) and (2) above.
(4) Based upon 36,196,267 shares of Common Stock and 1,526,959 shares of Preferred Stock outstanding.

CUSIP No.  14983D 10 3                                             Page 6 of 11


Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.0001 par value (the "Common Stock"), of CDKnet.com, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 150 Broadhollow Road, Suite 103, Melville, NY 11747.

Item 2.  Identity and Background.

         (a) This statement is being filed on behalf of the following Reporting Persons:

               Euroba Management Limited ("Euroba"), Spiga Limited ("Spiga"), Scarborough Ltd. ("Scarborough," and collectively with Euroba and Spiga, the "Entities") and Clive Dakin ("Dakin," and collectively with the Entities, the "Reporting Persons").

         (b) The principal business address of Clive Dakin and Euroba is 73 Front Street, 4th Floor, Hamilton, HM 12 Bermuda. The principal business address of Spiga is Skelton Building, road Town, Tortola, British Virgin Islands and the principal business address of Scarborough is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

         (c) The place of organization in the case of the Entities, or citizenship in Mr. Dakin's case is as follows:

               Name                         Place of Organization or Citizenship
               ----                         ------------------------------------
               Euroba Management Ltd.       Bermuda
               Spiga Limited                British Virgin Islands
               Scarborough Ltd.             Marshall Islands
               Clive Dakin                  United Kingdom

         (d) The principal business of Euroba is providing management and administrative services to the Entities and others. The principal business of the Entities is to make equity investments. The principal occupation of Dakin is his activities on behalf of Euroba.

         (e) During the five years prior to the date hereof, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) During the five years prior to the date hereof, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.  14983D 10 3                                             Page 7 of 11


Item 3.  Source and Amount of Funds or Other Consideration.

         On November 19, 2002, Scarborough acquired 175,000 shares of Series A Preferred Stock from Target Growth Fund Ltd. for a $175,000 promissory note due December 31, 2003, with interest at 7% per annum. Spiga acquired shares of Series A Preferred Stock from working capital and shares of Common Stock upon conversion of Series A Preferred Stock.

         On November 20, 2002, the Company amended the designation that defines the relative rights and preferences of the Series A Preferred Stock to fix the price at which shares of Series A Stock may be converted to $.01 and to permit the Series A to vote with the Common Stock on an "as converted" basis. The shares of Series A Preferred Stock may not be converted into shares of Common Stock until the Company amends its certificate of incorporation to authorize additional shares of Common Stock.


Item 4.  Purpose of Transaction.

         The Entities acquired beneficial ownership of the securities for the purpose of investment. The Entities intend to continuously review their investment and the Company, and may in the future determine to: (i) acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the Securities of the Company owned by it, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Company, the disposition of Securities of the Company; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or terms of directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; or (h) the taking of any other action similar to those enumerated above. The Entities also reserve the right to take other actions to influence the management of the Company should it deem such actions appropriate.

         None of the Reporting Persons have present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) to (j) of ITEM 4 of
Schedule 13D, except that they voted in favor of an amendment to the Company's certificate of incorporation to authorize the issuance of up to 100,000,000 shares of Common Stock and to reverse split the outstanding shares of Common Stock approximately 55 to 1.


Item 5.  Interest in Securities of the Issuer.

         (a) As of November 20, 2002, the Entities owned the number of shares of Common Stock ("CS") and Series A Preferred Stock ("PS") set forth below:

CUSIP No.  14983D 10 3                                             Page 8 of 11


                                                       Percent of     Percent of
                                       Amount of       Beneficial      Combined
                                      Beneficial      Ownership and     Voting
Name and Address            Class    Ownership (1)   Voting Power(2)   Power (3)
----------------            -----    -------------   ---------------   ---------
Spiga Limited                 CS        745,000            2%             12%
Skelton Building              PS        244,459            14%
Road Town, Tortola
British Virgin Islands

Scarborough Limited           CS          -0-              0%              9%
Trust Company Complex         PS        175,000            10%
Ajeltake Road
Ajeltake Island, Majuro
Marshall Islands MH 96960

Euroba Management Limited     CS      745,000(4)           2%             22%
73 Front Street, 4th Floor    PS      419,459(4)           22%
Hamlton HM12 Bermuda

(1) Beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship or otherwise. Unless indicated, beneficial ownership disclosed consists of sole voting and investment power. Beneficial ownership of common stock is exclusive of the shares of common stock that will be issuable upon conversion of shares of Series A Preferred Stock upon the filing of an amendment to the Company's certificate of incorporation to authorize the issuance of additional shares of common stock.

(2) There were 36,196,267 shares of common stock and 1,526,959 shares of Series A Preferred Stock outstanding as of November 20, 2002.

(3) Each share of Series A Preferred Stock is convertible into shares of common stock at the rate of 100 shares of commons tock and has 100 votes per share at a meeting of stockholders.

(4) Consists of the shares of common stock and Series A Preferred Stock beneficially owned by Spiga Limited and Scarborough Limited, two investment funds which are managed by Euroba Management Limited.

         Mr. Dakin does not own any Common Stock.

         (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

         (c) During the 60 day period preceding the date of this filing, Spiga sold 200,000 shares of Common Stock.

         (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock of the Company owned by the Reporting Persons.

         (e) Not Applicable

CUSIP No.  14983D 10 3                                             Page 9 of 11





Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.





Item 7.  Material to be Filed as Exhibits.


         Exhibit 1.   Agreement regarding filing Form 13D.

CUSIP No.  14983D 10 3                                             Page 10 of 11





                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                           EUROBA MANAGEMENT LIMITED

Dated:  December 3, 2002                   By: /s/  Clive Dakin
                                               -------------------------
                                               Clive Dakin, Director



                                           SPIGA LIMITED

                                           By: /s/  Clive Dakin
                                               -------------------------
                                               Clive Dakin, Director



                                           SCARBOROUGH LTD.

                                           By: /s/  Clive Dakin
                                               -------------------------
                                               Clive Dakin, Director


                                           /s/ Clive Dakin
                                           -----------------------------------
                                           Clive Dakin, in his capacity as
                                           director of Euroba Management Limited

                                                                       EXHIBIT 1
                                                                       ---------



         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement combining the information required by Schedule 13D need be filed with respect to the ownership of shares of common stock of CDKnet.com, Inc.

         Executed this 3rd day of December, 2002.


                                            EUROBA MANAGEMENT LIMITED

                                            By: /s/  Clive Dakin
                                                -------------------------
                                                Clive Dakin, Director



                                            SPIGA LIMITED

                                            By: /s/  Clive Dakin
                                                -------------------------
                                                Clive Dakin, Director



                                            SCARBOROUGH LTD.

                                            By: /s/  Clive Dakin
                                                -------------------------
                                                Clive Dakin, Director


                                            /s/ Clive Dakin
                                                -------------------------
                                                Clive Dakin, in his capacity
                                                as director of Euroba
                                                Management Limited